April 15, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	American Outdoor Brands Spin Co.
Confidential Submission of Draft Registration Statement on Form 10

Ladies and Gentlemen:

On behalf of our client, American Outdoor Brands Spin Co., a Delaware corporation (the “Company”), we are submitting a draft Registration Statement on Form 10 (the “Registration Statement”) to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) for confidential nonpublic review.  The Registration Statement submitted herewith relates to the registration of the Company’s common stock, par value $0.001 per share (“Common Stock”), pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, in connection with the spin-off of the Company by American Outdoor Brands Corporation, a Nevada corporation (the “Spin-Off”).

On behalf of the Company, we confirm to you that as of the date of this letter, the Company is an “emerging growth company” (as defined under Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”)), because its total gross revenues during the fiscal year ended April 30, 2019 (its most recently completed fiscal year) were less than $1.07 billion.  In addition, on behalf of the Company, we confirm to you that, as of the date of this letter, none of the disqualifying conditions set forth in Section 2(a)(19) of the Securities Act have occurred.

We also hereby confirm, on behalf of the Company, that the Company will publicly file its Registration Statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the Registration Statement.

We also would like to inform the Staff that while the Company’s financial statements and information for the nine months ended January 31, 2020 and 2019 and the fiscal year ended April 30, 2017 are otherwise required by Regulation S-X at the time of the initial submission of the Registration Statement, the Company reasonably believes that such financial statements and information will not be required to be included in the Registration Statement at the time the Registration Statement is publicly filed.  Accordingly, the Company is not including in the Registration Statement its financial statements and information for the nine months ended January 31, 2020 and 2019 and the fiscal year ended April 30, 2017, because the Company expects to file its financial statements and information for the fiscal year ending April 30, 2020 in a subsequent amendment to the Registration Statement when the Registration Statement is publicly filed.

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www.gtlaw.com

U.S. Securities and Exchange Commission
April 15, 2020

If you have any questions or comments concerning this submission, please do not hesitate to call me at (602) 445-8349.

Very truly yours,

/s/ Katherine A. Beck

Katherine A. Beck

cc:	Brian D. Murphy, American Outdoor Brands Spin Co.

H. Andrew Fulmer, American Outdoor Brands Spin Co.

Robert S. Kant, Greenberg Traurig, LLP

John A. Shumate, Greenberg Traurig, LLP

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com